Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

The following is the transcript from the investor conference call held by The PNC Financial Services Group, Inc on October 18, 2007 in connection with the announcement of PNC’s earnings for the third quarter of 2007. The press release, financial statements and accompanying slides referred to in the following transcript were previously filed on October 18, 2007 by PNC pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Operator:	Good morning. My name is (Dawn), and I will be your conference facilitator today. At this time, I would like to welcome everyone to The PNC Financial Services Group Third Quarter’s 2007 Earnings Conference Call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key.

As a reminder, this call is being recorded. I will now turn the call over to the Director of Investor Relations, Mr. Bill Callihan. Sir, please go ahead.

Bill Callihan:	Thank you. Good morning everyone and welcome to today’s conference call for The PNC Financial Services Group. Participating in this call will be PNC’s Chairman and Chief Executive Officer, Jim Rohr, and Rick Johnson, the company’s Chief Financial Officer.

In the following comments, we refer to adjusted results on the current periods as well as various prior periods. We believe having these adjusted results, in addition to our reported results, helps to provide a clearer picture of PNC’s results and trends.

In order to put all of the periods that we discuss on a comparable basis, these adjustments report our investment in BlackRock as if they were recorded on the equity method of accounting prior to closing the BlackRock/Merrill Lynch investment transaction on September 29, 2006.

We also adjust, as applicable, for the following items in order to help illustrate their impact: integration costs, the net effect of our BlackRock LTIP share obligation, our third quarter 2006 gain on the BlackRock/MLIM transaction and the costs of our third quarter 2006 securities and mortgage loan repositionings, in each case, as appropriate, adjusted for the tax impact.

We provide details of the adjustments and reconciliation to GAAP of these and other non-GAAP financial measures that we may discuss in today’s conference call in our earnings release and financial supplement, in our presentation slides and appendix for this call and in various SEC reports and other documents. These are all available on our corporate website at www.pnc.com in the Investor Relations Section.

The following statements also contain forward-looking information. Actual and future results could differ, possibly materially, from those we anticipate in our statements and from our historical performance due to a variety of factors, including those described in today’s conference call and in our earnings release and related materials and in our 10Ks, 10Qs and other SEC reports also available on our website.

These statements speak only as of October 18, 2007, and PNC undertakes no obligation to update them. And now I’d like to turn the call over to Jim Rohr.

James E. Rohr:	Good morning, everyone. Thank you, Bill. Good morning everyone, and thank you for joining us today. We’re pleased to be here to discuss what we believe is another fine quarter for PNC. But before I get into my remarks, I just want to remind everyone that the last time we had a discussion we told you that our disciplined strategies related to such areas as sub-prime, leveraged lending and syndication and the like were well controlled, and our overall adherence to risk-adjusted return requirements left us well-positioned.

And I’m pleased to report that today I think this gives evidence to the fact that that’s true. We have a strong performance in this quarter in any case and given the unique market conditions, I think this truly validates our strategies as we continue to deliver for our shareholders. We look at the things we did: we grew our client base in our footprint and added a number of new customers in Maryland.

Our expenses remain well-managed, and they’ll be better managed in the fourth quarter, as we just executed the conversion of Mercantile, as you know. Each of our primary businesses met or exceeded expectations, and our asset quality metrics and our balance sheet are strong and I believe well-positioned to continue to grow NII and to maintain good asset quality in our economy. The integration of the Mercantile operations, which was the largest in our history, actually exceeded our expectations.

From these efforts, our adjusted year-to-date earnings are up 19% compared to the same period last year, and we continue to generate solid results at a time when others aren’t. As you know, at PNC we take a disciplined approach when focusing on risk-adjusted returns. When this credit cycle began, we were confident that our model would yield results that would outperform on a relative basis.

It wasn’t long ago that we were being criticized for a lack of net interest income growth. We said that we just weren’t getting paid for taking the risk – the credit risk that was available. We didn’t take sub-prime bets, we didn’t rely on exotic product plays and you’ll see, as Rick discusses the results, that strategy has served us well. And it also demonstrates that our diversified model performed well in this environment.

And moving to the businesses, in retail banking, our organic growth depends on our ability to attract new checking account customers and expand our existing relationships to gain greater share of wallets. As we’ve discussed before, we’ve been making investments in innovation and branding, and we’re seeing payouts resulting in organic growth and deeper relationships.

This quarter alone, we added 22,000 net new checking account relationships, not including the recently converted Mercantile relationships. And in addition, the percentage of consumer DDA households using online bill payment increased year-over-year over 50%, up to 30% of total households.

We’ve also made some significant investments in our retail distribution capability. Last month, our extremely successful execution of the technology conversion of Mercantile added more than 286,000 checking relationships, 231 branches and 251 ATMs. This significantly expands our capabilities in the faster growing, wealthier Maryland market.

And the process was virtually seamless to our clients, thanks to nearly 100,000 hours of employee training and comprehensive customer communication under the overall strong leadership of the conversion teams, including, really, a wonderful performance of our new PNC colleagues in Maryland.

On the Monday following the technology integration, everything was up and running, and by 2 p.m., we were operating within our normal service center standards. We’re well-positioned today on two fronts to deliver value. First, we’re able to capture the cost savings, which you’ve been anxious to see, in line with previous estimates, and those will be captured in the fourth quarter. And secondly, we can now deliver more products and services to our clients in that market.

Now we plan to continue at this pace. Yardville is expected to close later this month, and the conversion is slated for the first quarter of 2008. And the closing and integration of Sterling is targeted for next year.

Now turning to the corporate and institutional business, despite a challenging environment, this segment delivered good results on a relative basis. Our relationship approach, supported not only by credit products but by a broad array of fee-based products and services, performed well. In the corporate and institutional market, almost 50% of the total revenue in this business is fees, non-interest income. These fees are up strongly as corporate services grew nicely on a linked quarter basis.

But of course, we’re not immune to the volatile market conditions, and this resulted in an increased provision and put some pressure on our trading and CMBS securitization revenues. Relative to CMBS, I have to say that I’m pleased about how our team is managing through this. They clearly understand the risks and all of the market dynamics. We expect a return to more normal activity flow next quarter, provided the market cooperates, which it’s currently doing. Our business model allows for such patience and waiting for more suitable opportunities to deploy more capital.

Now PFPC, our global funds services provider, they reported double-digit revenue growth on a year-over-year quarter basis and the sales pipeline is robust. Last month, our PFPC operation launched custody services in the $1 trillion Luxembourg market. This means that we can now offer a full range of fund administration, transfer agency and custody services in the second largest worldwide market for funds, after the United States.

Now this expansion of services follows on the heels of opening last month a new sales office in London, and we continue to be optimistic about the prospects for growth in this business.

And yesterday, BlackRock reported another strong quarter of core earnings. Here again, I’m awfully pleased with the assets under management growth, now $1.3 trillion, and the strategic decisions that are being made to grow the distribution network, expand the product range and their overall focus on investment performance and client service as well.

In all of our businesses, we are growing clients and revenues while managing expenses, and the result is a positive year-to-date operating leverage on an adjusted basis. Our disciplined approach to risk management is reflected in our strong balance sheet, and I believe we’ve positioned the firm with more than ample liquidity, an excellent credit profile and very strong capital positions.

Now Rick will provide you with more detail about our financial strategies and outlook. Rick.

Richard J. Johnson:	Thank you, Jim, and good morning everyone. This is a strong quarter for PNC and another opportunity to differentiate ourselves, as we reported earnings of $1.19 per diluted share, or $1.37 when adjusted for the 9 cents of acquisition and other integration costs primarily related to the successful conversion of Mercantile, and 9 cents related to our BlackRock long-term incentive plan share obligations.

Just as a quick reminder, the price of BlackRock stock increased about $17 per share this quarter. This reduces our reported revenues by $50 million due to the increased obligation, but significantly enhances the value of our overall investment in BlackRock by more than $700 million. As of quarter end, our total unrecognized gain in BlackRock was $3.5 billion.

Now let’s focus on the key takeaways from our performance this quarter. Our diverse revenue streams delivered strong growth despite challenging market conditions. We continued to execute by delivering substantial positive operating leverage on an adjusted basis. Our disciplined risk management strategy continues to differentiate us, and we continue to have balance sheet flexibility.

As you can see on slide 5, overall adjusted revenues for the first nine months grew 20%, a substantial achievement in this environment. We are differentiated by our higher-quality, diverse revenue streams, which require relatively less credit capital than our peers.

Our fee-based businesses account for 58% of total revenues, and on an adjusted basis, grew 7% linked quarter and 15% on a year-to-date basis.

Asset management revenues increased 7% on a linked quarter basis, primarily due to BlackRock, which, as Jim mentioned, reported another strong quarter yesterday. And our wealth management business continues to deliver strong results. Fund servicing revenues remain steady on a linked quarter basis, and we now service $2.5 trillion in assets.

On the consumer side, we are very pleased with the organic checking relationship growth during the quarter. On a year-to-date basis, our consumer service fees and deposit service charge revenues are up 11% due to organic growth and the addition of Mercantile. In addition, brokerage revenues remained strong with year-to-date growth of 14%.

On the corporate and institutional side, corporate service revenues grew 13% over last quarter and 19% year-to-date, thanks to excellent results by Treasury Management Services, Midland Commercial Mortgage Servicing and Harris Williams M&A Advisory Services, which by the way, reported record high fees this quarter.

As we discussed before, our revenue from equity management and other market sensitive activities like trading and commercial mortgage securitizations can produce lumpy results, particularly in this environment. Taken together, strong private equity results were offset by softer than expected trading revenue and lower CMBS gains. Collectively, these market sensitive areas met my revenue expectations for the quarter and year-to-date.

With that in mind, the $47 million of equity management revenue per quarter will not be sustainable, and with the cooperation of the markets, we expect to do better in trading and be back on track to deliver higher CMBS gains in the future.

Overall, and despite challenging market conditions, we posted strong adjusted quarter and year-to-date non-interest income growth of 7% and 15% respectively.

Now our next largest contributor to revenues is our deposit franchise, which accounts for 26% of total revenues and grew 2% on a linked quarter basis and 32% on a year-to-date basis. We are differentiated by our ability to gather low cost deposits from multiple channels. We were successful in growing our average non-interest bearing deposit base by 2% on a linked quarter basis through several channels, including consumer businesses, small business, corporate banking and treasury management. For example, the retail segment was up almost $130 million, and treasury management was up $110 million, both on a linked quarter basis.

On the interest-bearing side, our revenue growth was enhanced by our strategy of focusing on relationship customers rather than pursuing higher rate single service products, which actually decreased our retail CD deposit balances. Our smallest contributor to revenue is our lending product, which represents 16% of revenues and grew 5% linked quarter and 20% year-to-date. We continue to deploy credit capital where it meets our/risk return criteria, and as a result, we saw an average total loan growth of about $1.3 billion quarter-over-quarter.

On the commercial side, this growth was lead primarily by corporate finance and asset-based lending. In fact, our pipeline of deals in asset-based lending is the strongest it has ever been. And while the consumer segment held loans relatively steady quarter-over-quarter, we added about $800 million of prime quality residential mortgages as part of our balance sheet management activities. We like the risk/return dynamics of certain parts of the mortgage market.

In summary, we like the diversification and growth of revenues resulting from our business mix and the way we have managed the risk challenges in our market related areas. Overall, it has delivered 20% growth in adjusted year-to-date revenues.

Now as you can see on slide 6, we continue to execute and deliver positive year-to-date operating leverage on an adjusted basis. And this is never more important than at this point in the credit cycle. This has been accomplished with a 20% growth in adjusted revenues and a disciplined 15% adjusted expense growth for overall adjusted net income growth of 19%. As we have reported consistently throughout the year, our outlook for year-over-year growth has not changed; we still expect total adjusted revenue growth in the high teens and adjusted non-interest expense [growth] in the low teens. Thus, we remain positioned to reach our goal of creating substantial positive operating leverage from 2006 to 2007 on an adjusted basis.

Now relative to our fourth quarter, we expect to see incremental savings of $18 million related to Mercantile cost saves. This gets us to a $27 million benefit for the quarter, which is $108 million on an annualized basis, meeting our target for cost saves in the Mercantile acquisition. In addition, we expect $11 million in after-tax integration costs related to Mercantile and a one-time after-tax charge of about $30 million, primarily for credit costs, related to our pending Yardville acquisition.

Now, let’s turn to our balance sheet. From strategic to day-to-day practices, PNC is well-positioned from a risk perspective. We have strong credit quality because of the disciplined strategic choices we have made, such as: exiting about $50 billion of lower risk-adjusted return credits over the past few years; showing the discipline to avoid sub-prime and overexposure to leveraged lending; and last but not least, on a day-to-day basis, we are focused on risk-adjusted returns at the client level.

At the same time, we are not immune to the credit trends in the marketplace. But relatively speaking, we feel good about the choices we have made.

This quarter, we recorded a provision of $65 million. Our provision for credit losses continues to be driven by growth in our total credit exposures, and, as you would expect in this environment, some credit quality migration that is leading to higher reserves.

Non-performing assets increased quarter over quarter but are only .22% of total assets at quarter end, up from .20% last quarter, and remain in line with our expectations for this stage of the cycle. And as we’ve been discussing, our exposures are granular and NPAs to total loans and our reserves to total loans remain consistent with our disciplined approach to credit. Our exposure to sub-prime borrowings on and off our balance sheet is relatively low, and we continue to expect minimal losses. And as we’ve been saying, we have no hung syndications.

Our real estate exposure, particularly on the commercial side, remains relatively low as a percentage of our Tier 1 capital, and I should also point out that our commercial real estate portfolio is well-diversified. For example, our exposure to the home-building sector in that portfolio represents only about 3% of our total loans, the majority of which is in our footprint. We recognize this is an area of heightened concern in the industry, so we remain diligent in our underwriting practices and in our periodic credit assessments.

From an interest rate perspective, our duration of equity is three years, which provides us with continued flexibility to invest opportunistically and benefit from lower funding rates. Now you would expect a reduction in the Fed effective rate to be NII beneficial, and it was. But recognize that more significant benefit from lower rates takes effect when LIBOR rates ease and, more importantly, when our deposit base reprices, which will take more time to develop.

Last but not least, our balance sheet flexibility has served us well throughout the year. At a time when liquidity is paramount, PNC’s loan-to-deposit ratio of 84% is among the lowest of the major commercial banks. Our strong internal capital generation will enable us to complete our $800 million of stock repurchases for 2007. And as we announced a couple weeks ago, our Board approved a new repurchase program for 25 million shares. In summary, despite these challenging market conditions, we believe that we are positioned to deliver solid results for the remainder of 2007 and into 2008. With that, I’ll turn it back to Jim.

James E. Rohr:	Thank you, Rick. In closing, it was another solid quarter and nine months for our key businesses. And I’m comfortable that we’ll deliver a full-year result in line with your expectations. I believe our performance year-to-date validates our approach and reinforces our commitment to the key strategies that have delivered these results.

And we’ll continue to focus on our proven business model with three areas: diversified business mix with a consistent focus on growing our customer base and deepening customer relationships through a significantly enhanced branding initiative; strong risk management and a disciplined capital allocation process; and thirdly, positive adjusted operating leverage by growing our businesses and maintaining disciplined expense management. Quite frankly, this is just successful execution of our plan by our team.

And with that, we’ll be pleased to entertain your questions.

Bill Callihan:	Operator, could you please give our participants the instructions now?

Operator:	At this time, if you would like to ask a question, please press star then the number 1 on your telephone keypad. Again, if you would like to ask a question, please press star then the number 1 on your telephone keypad. We’ll pause for just a moment.

James E. Rohr:	Hello?

Operator:	Your first question comes from the line of (Scott Seifers).

James E. Rohr:	Good morning, Scott.

Richard J. Johnson:	Good morning, Scott.

James E. Rohr:	Is he on here?

Operator:	Scott, your line is open.

(Scott Seifers):	Okay. Morning, hello?

James E. Rohr:	Good morning, Scott.

Richard J. Johnson:	Good morning.

(Scott Seifers):	Hey, sorry about that. I’m not sure what happened. I had a couple of questions. First, I was hoping that you could talk a little bit about how you’re feeling about the health of the home equity portfolio. I guess it has been kind of a mixed quarter, you know, some comments of some of your peers, you know, very bad, but others seem to think it’s kind of healthy. So any color you could give there.

And then separately, Rick, I was hoping you could talk about the margin and NII. I guess you guys added some securities this quarter. Just, kind of how you see things flowing through; how you’re thinking about the NII margin tradeoff, etcetera.

James E. Rohr:	Okay, why don’t I talk about the home equity portfolio real quickly? Our charge-off experience there has been anywhere between a third and a half of the industry average. It’s been a portfolio that we developed on a customer basis, not through brokers, and primarily in our footprint; it’s almost 90% in our footprint. We maintain the FICO scores, I think the average is around 747; we have a 70% loan-to-value ratio; and, you know, we’ve never securitized that, that’s why it’s a relatively large portion of our balance sheet. But if we would securitize that today, we’re certain we could securitize it at prime plus. It was not developed with teaser rates; it was developed around customers. And for the most part, it was developed around customers of ours that borrowed on a home equity basis and paid off their credit cards, you know, because of the tax advantage. So we feel really good about that home equity portfolio; it’s basically customer driven. Rick, do you want to talk about the margin?

Richard J. Johnson:	Certainly. One comment, Scott, on the home equity is, we’ve seen a very modest uptick in delinquencies and charge-offs in that in the recent period. So we recognize the housing sector is a challenge, and we’re watching that very carefully, but nothing that concerns us at the moment.

(Scott Seifers):	Okay.

Richard J. Johnson:	In terms of the margin, what you saw this quarter was it went down about 3 basis points, a nominal amount. But what actually happened is we put on a significant increase in some of our trading positions as well as balance sheet management. And the trading positions alone dropped the margin by about 5 basis points. So that’s sort of the trend quarter to quarter.

I think as you look forward — I’m not ready to give any guidance on 2008 in terms of specific line items — but as you look to the fourth quarter, I’m comfortable that I think net interest income will be up as we add on the Yardville acquisition, and the margin will remain reasonably flat. I think the piece that people are expecting, as I said in my comments, is the thinking that with the Fed effective rate or the Fed contractual rate coming down that there’s going to be a big benefit to banks but, you know, many of us have prime rate loans that offset that.

And we’re still waiting for LIBOR to come down to more normal levels. I think when that does, we’ll start to see more of a benefit. But as I said, I think the real, real benefit of a decline in rates is going to be when the deposit base starts to reprice.

(Scott Seifers):	Okay. Sounds good. Thank you very much.

James E. Rohr:	Thanks, Scott.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from the line of Gary Townsend.

James E. Rohr:	Good morning, Gary.

Richard J. Johnson:	Good morning.

Gary Townsend:	Good morning. How are you both? Jim, congratulations on your honor from The American Banker.

James E. Rohr:	Well, thank you very much. That was very nice.

Gary Townsend:	Rick, in looking back at the quarter — it is obviously difficult in the whole banking area, either from credit or capital markets. As you look at your risk management and experience during the quarter, what have you learned from it? What could you do better? Any color in that regard?

Richard J. Johnson:	You know, I think the group has done a very, very good job. I think that’s the first point to point out. I think if you look at, in particular, the commercial mortgage space — which we know a number have had a very difficult time in — and that’s not simply because of what’s happened this quarter, but because of how we have positioned the business over time. The group has spent a lot of time making sure that we’re being very disciplined about the structure, around the deals that we’ll take and the pricing.

We’ve actually made sure that we move our inventory through our portfolio quickly so we don’t have a lot of inventory hanging around. We try not to go down to non-rated credits because in going down there you tend to get more kick-out loans, and those can cost you a lot of money if you have them sitting on your balance sheet. And if we do, we get them off our balance sheet pretty quickly and mark them down. So I think there’s been a lot of decisions around how the business is being managed to make that work.

I think on the trading side, we don’t take a lot of value at risk; we’re probably right now, probably about $8 million value at risk per day, which is not a substantial amount. I should also point out that the trading numbers are down for reasons which are unrelated necessarily to trading. A piece of that is about

$7 million of hedging of our CMBS commitments. And another piece of it is a $6 million loss related to asymmetrical accounting, once again, between structured repo transactions we had versus the hedges of those transactions. So without those two items, trading would’ve been just fine.

Gary Townsend:	You’ve completed one acquisition, and you’re in midst of doing another. Can you speak to your appetite to do more on the banking sector?

James E. Rohr:	Well, the first thing about the appetite is where the share price is right now, and I’d rather buy the shares back than spend them on other acquisitions today. So that’s the first item. Secondly, you know, it’s interesting, we have not seen a lot of other banks lately. I think we’ve been very careful in terms of the acquisitions that we’ve made; the acquisitions that we’ve made and presented to you really show it. You know, they’ve been averaging a 15% internal rate of return, and basically, that comes off the back of (the cost saves). And I think that’s a good way to do it.

But, you know, banks are sold, not bought. And, you know, we were frankly surprised when we were able to acquire the three banks that we were able to acquire for different reasons. And I think we just have to watch that. There’s nothing immediately on the horizon that I can see. And with the share price where it is; I’d rather buy that back.

Gary Townsend:	Thanks for your comment.

Bill Callihan:	Operator, our next question.

Operator:	Your next question comes from the line of (John McDonald).

James E. Rohr:	Good morning, John.

Richard J. Johnson:	Good morning, John.

(John McDonald):	Hi, good morning. A couple questions for Rick: Rick, any update to the accretion/dilution projection for Sterling or Yardville?

Richard J. Johnson:	Yes, absolutely. Well, if you recall with Yardville, it was going to be accretive immediately, so we were pretty comfortable with that. And there’s really no changes there. On the Sterling side, two updates: we originally told you for 2008 that it would be dilutive by about 6 cents. Two things are happening there: one is we’ve been able to close the gap between the actual closing of the deal and the conversion of the systems, and as a result probably knock a penny or more off related to that.

And secondly, we had originally put in our assumption that we were going to close the deal on January 1; I think that’s unlikely. I think it’ll be probably later in the first quarter, and that’s probably another penny. So I think at this stage, and we keep working at it, we’re probably down to 4 cents dilution.

(John McDonald):	Okay. And could you clarify, what is the credit charge you mentioned for Yardville for the fourth quarter?

Richard J. Johnson:	Yes, the Yardville acquisition – and we considered this fully in taking a look at the internal rate of return on the acquisition – we expected certain credit costs to be in excess of what was previously provided by Yardville, when we put that into our model and we take a look at how we look at reserving. And we expected some of that incremental piece to be related to loans we might want to sell and some of that to be simply impairment -- those two go through purchase accounting, And the remainder would be incremental allowance, which would go through the provision. So in the fourth quarter, we are expecting approximately $45 million to go through our provision line.

(John McDonald):	Okay.

Richard J. Johnson:	And we see that as a one-time charge of the acquisition and move on from there.

(John McDonald):	Okay. And then, sorry if this is somewhat repetitive, just wanted to clarify: on the equity management gains or the venture capital, historically, you’ve kind of talked about maybe 15 to 20 a quarter as normal for you?

Richard J. Johnson:	Now, John, I’m not giving guidance on that line anymore.

(John McDonald):	Okay, so you just wanted to point out that 45 was too high; it won’t be that. But. . .

Richard J. Johnson:	Yeah, 45 is too high. You know, CMBS, the normal activity we had there was probably $15 million below what we typically do.

(John McDonald):	Right.

Richard J. Johnson:	Trading was probably 10 below what we normally do, and private equity, let’s say 25 to 30 more than we normally do.

(John McDonald):	Okay.

Richard J. Johnson:	So I’d, you know, I’m not – those items in this environment are so volatile; I’m going to give up the guidance game on those.

(John McDonald):	Okay. Speaking of guidance, did I just hear Jim right, in general you’re comfortable with the estimates that are out there for the rest of this year?

James E. Rohr:	Yes. We’re in the process of putting the budget together now for next year so we’re not commenting on next year. But business is good and we’re comfortable with where you have us for the fourth quarter.

(John McDonald):	Okay. Thanks.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from the line of (Ed Najarian).

Bill Callihan:	Good morning, Ed.

(Ed Najarian):	Good morning, guys.

Richard J. Johnson:	Good morning, Ed.

James E. Rohr:	Good morning, Ed.

(Ed Najarian):	Good quarter, by the way, especially relative to everybody else’s quarter.

Richard J. Johnson:	Thank you.

James E. Rohr:	Thank you.

(Ed Najarian):	Could you just go through, sort of, or maybe re-go through how much incremental expense saves you expect to pick up third quarter to fourth quarter given that you just completed the Mercantile conversion? And then subsequent to that, after the fourth quarter, how much more in Mercantile-related expense savings we have to go? Thanks.

Richard J. Johnson:	Sure, thank you, Ed. Ed, we’re going to pick up another $18 million in the fourth quarter versus the third quarter. And that’s going to bring us to a quarterly impact in the fourth quarter of $27 million of cost saves. And if you annualize that for a full year, that gets you to the $108 million that we had committed to in the original transaction.

(Ed Najarian):	Okay, so the $18 million is an actual linked quarter, not an annualized kind of number?

Richard J. Johnson:	That’s correct; that’s the linked quarter increase in cost saves.

(Ed Najarian):	Okay. Go ahead, I’m sorry.

Richard J. Johnson:	Yeah, and that gets us to the $108, which was basically our commitment of cost saves related to the Mercantile transaction. I mean, with any business we operate in, we’re always looking for more savings, but we haven’t set any incremental targets related to Mercantile.

(Ed Najarian):	And then kind of to follow-up on that, as you look out to ‘08, is there anything you can put your finger on that you would call sort of the “son of” the One PNC initiative, or anything like that creates additional operating leverage within the core bank?

James E. Rohr:	We’ve been driving this continuous improvement process that continues to work its way through each of the businesses, Ed. And I think that, you know, it’ll come to fruition; parts of that will show up in the budget that we’ll do in the next 30 days, and, you know, it’s an ongoing process. I think one of the things that we learned for sure when we asked all the employees for their ideas with One PNC was that they have a lot of ideas to eliminate duplication of effort, and they continue to come in; some are big, some are small. But I think you’ll see that the point that Rick makes on operating leverage is something we just have to continue to drive. And there’s a lot of it there.

(Ed Najarian):	And then finally, if you could just give some color on how you’re thinking about your loan loss reserve and the adequacy of the loan loss reserve given what we’re seeing in the credit environment right now?

Richard J. Johnson:	Well, I think we feel our coverage ratios overall in terms of non-performing assets, our reserves to total loans, we think look very strong relative to the peer groups that are out there. And I’m pretty comfortable with those, Ed. And I think if you look overall, the allowance to loans is about a 1% coverage overall; I think we feel really good with that. And the allowance to non-performing is almost 3 times, which we think is pretty strong coverage at 290%. So we think, relative to the peer group, that looks good.

I mean, that being said, as I made in my comments before, we’re watching, you know, commercial real estate, the housing market, all those spaces very carefully because those spaces are moving quickly; we want to make sure that we stay ahead of those. But we think that the reserves today are quite adequate for what we’re seeing at the moment.

(Ed Najarian):	Okay, great. Thank you.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from the line of (Mike Mayo).

James E. Rohr:	Good morning, Mike.

Richard J. Johnson:	Morning, Mike.

Operator:	Mike, your line is open; please check to see if your phone is on mute.

James E. Rohr:	Good morning, Mike.

Operator:	Okay, that question has been withdrawn. Your next question comes from the line of (Nancy Bush).

James E. Rohr:	Good morning, Nancy.

Richard J. Johnson:	Good morning Nancy.

(Nancy Bush):	Good morning, guys. How are you?

Richard J. Johnson:	Good.

James E. Rohr:	Doing well.

(Nancy Bush):	Two questions here, Jim, one for you: we’ve had results this week from State Street and Northern Trust, and now Bank of New York Mellon this morning, and they were quite strong and those stocks are sort of selling at, you know, getting back to I think peak multiples that we’ve ever seen for those companies. Do you feel that your shareholders sort of getting the full benefit of what’s going on at PFPC and are you still thinking about, you know, alternatives for that unit?

James E. Rohr:	Well, I think PFPC’s performance has been terrific. I mean, we would like to see our share price higher, as you might imagine. I think every CEO would like to see their share price to be higher. I think, you know, quite frankly, when we look at it on a liquidation basis or something, we’re a few dollars short of where we ought to be. But I think the issue for us is to keep delivering, Nancy. I think we’ve basically been saying for a long period of time that we’ll deliver through periods like this when other people who took a more aggressive risk profile, you know, get penalized. And we would expect that our share price would perform in that light.

I think in the last look that I took a couple of days ago, our PE and our performance were significantly better than the peer group. And, you know, we’re in a peer group that’s struggling now, but I think, you know, we continue to perform. So I would hope that our share price would reflect that.

(Nancy Bush):	Well, if you could just do us a favor, I think it might help if at some future presentation, whether it’s maybe the Boston Conference or something, if you could highlight PFPC and talk a little bit more about it. I think it would be very helpful.

James E. Rohr:	Be happy to. They’ve done a wonderful job, and in our last presentation in New York, we talked about how they’ve changed their business mix. And so they’ve taken our business mix from what we call new and emerging products that have higher margins to about 28% of the business, up from 21% in the last couple of years. And where transfer agency is, which used to be much more dominant, is now much smaller. So be happy to do that.

(Nancy Bush):	Just a follow-up. On the sort of asset management, wealth management, you know, institutional asset management business, can you just tell us what sort of inroads you’ve made into the Mercantile base from the PNC and the BlackRock products?

James E. Rohr:	You know, we just did the conversion, so actually the products that we have available on our platform or the open architecture for PNC Advisors was not available to them until last Monday. So, we’re now in the process, and as a matter of fact, I was just with a group of customers on Monday who are very delighted about the opportunity to invest and move their trust assets and a number of other things into a broader range of products and capabilities. So we’re really optimistic about the opportunity there. So we weren’t able to deliver it really with the same kind of reporting structure and access until Monday.

(Nancy Bush):	Thank you.

James E. Rohr:	Thank you.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from the line of (Mike Holton).

James E. Rohr:	Hello, Mike.

Richard J. Johnson:	Good morning.

(Mike Holton):	Hey, good morning. I had a follow-up question for Rick on what he said about the company’s homebuilder exposure. Rick, did you say it was 3% of total loans?

Richard J. Johnson:	Yes.

(Mike Holton):	Okay. And of that 3%, which I guess is just under $2 billion, how much is already on non-performer, or how much is on non-performing status?

Richard J. Johnson:	Not a significant amount. Not a significant amount. And we have very minimal exposures in some of the areas that I’d be most concerned about like Florida and California and so on; very small exposures there and what we have there is very diversified.

(Mike Holton):	Okay. Thanks.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from the line of (Bob Hughes).

James E. Rohr:	Hello, Bob.

Richard J. Johnson:	Hey, Bob.

(Bob Hughes):	Hey, good morning. Jim, one quick question for you, I know late last quarter there had been some discussion of taking advantage of dislocation in the credit market to potentially purchase some assets at a steep discount. I’m wondering if there are any purchased assets in the third quarter and what kind of opportunities you’re seeing coming into the fourth?

James E. Rohr:	We really didn’t see much. I mean, the spreads moved out a bit and, then in the mortgage side, Rick mentioned that we did put some prime mortgages on the books that I think will help us. But, the credit markets, you know, came back in for the traditional higher quality credits, and so we really haven’t seen, you know, a real opportunity yet for the risk/reward side to change much, so we haven’t had much.

The nice thing is, we’ve added a number of customers where the returns on customers are better. But just to do a wholesale buy really is not attractive to us at this time.

(Bob Hughes):	Okay. And a follow-up for Rick, I guess. Thinking about your balance sheet growth needs next year and uses of capital, I’m wondering if you could just give us a quick update on where you see your tangible capital post the Yardville and Sterling closings, where you’d like it to be, and what your capacity to repurchase shares might be next year?

Richard J. Johnson:	Well, we usually target tangible at about 5.5%. But one of the things we’re looking at right now as an organization is recognizing a lot of the deficiencies of the tangible ratio in terms of the AOCI impact, the volatility of that, the fact that it doesn’t risk adjust assets. We’re looking very aggressively at moving more to a Tier 1 capital ratio model, something that we’re still discussing with our risk committee and so on. But that’s something that we think will be more reflective of the risk profile of our balance sheet and also enables us to do more hybrid capital, which we think the rating agencies are clearly recognizing as capital, as are the regulators. So we think that’s a good place to be headed. But our earnings generation overall, in terms of what we’re generating from earnings, gives us a tremendous capacity next year first and foremost, to pay the dividends, which is about a 45% payout ratio, but also significant capacity to buy back stock or to invest in our business franchise.

So I think there – we haven’t set the plan yet but I don’t see any reason why it would be much different than what we’re looking at in the current year.

(Bob Hughes):	Great, thanks a lot, Rick.

Richard J. Johnson:	Yeah.

Operator:	Again, if you would like to ask a question please press star 1 on your telephone keypad. Your next question comes from the line of (Mike Mayo).

Richard J. Johnson:	Good morning, Mike.

James E. Rohr:	Good morning, Mike.

(Mike Mayo):	Hi, sorry about that earlier.

James E. Rohr:	That’s okay.

Richard J. Johnson:	No problem.

(Mike Mayo):	Just following up on the last question. So Tier 1 is 7.6% at the end of the third quarter. So how many basis points would that decline due to Yardville and Sterling?

Richard J. Johnson:	Well I think each one was probably about – I’m going to say 30 basis points; not significant. So Yardville will be covered in this year’s exercise and obviously, by next year, we’ll be generating more earnings to cover Sterling as well as the fact that, you know, we’re always looking at our hybrid capital strategy and deciding if we want to issue more hybrid capital.

(Mike Mayo):	All right. So on an adjusted basis, if we adjusted for both, it’d be around 7% now. What’s your target for Tier 1?

Richard J. Johnson:	Well I wouldn’t go to 7% simply because one’s happening next year and between now and then you generate a lot of earnings, each quarter, you know, about $400 million of earnings, so I wouldn’t make that adjustment. I would probably adjust for Yardville and I think that’d be reasonable.

(Mike Mayo):	And your target Tier 1?

Richard J. Johnson:	We have not established a target for Tier 1, yet. I wouldn’t want to give that out until we discuss that with the risk committee and the Board.

(Mike Mayo):	And are you allowed to buy back stock in the fourth quarter?

Richard J. Johnson:	Good question; another good discussion with our risk committee. I think right now it looks like a great opportunity and so to the extent we can, we will. Right now our tangible equity ratio, which is how we’re still managing, is at 5.2%. While we set a target of 5.5%, our minimum is 5%. So we’ll be having that discussion. One thing is certain, we have about $20 million left to buy back to finish the $800 million; we will certainly do that and then we’ll re-evaluate how much more we want to do.

(Mike Mayo):	Would looking at the Tier 1 ratio give you more flexibility than you have under tangible capital?

Richard J. Johnson:	A little bit because it recognizes hybrid capital in a more holistic way.

(Mike Mayo):	Okay. As a general thought, is this the right environment to be kind of relaxing a little bit, which capital ratio you’re managing toward?

Richard J. Johnson:	Well, we think it is in any environment because it’s risk adjusted, right? It’s taking a look at the underlying assets and it’s risk adjusting those to the expected risk for each one. To simply look at it as tangible does, which is total assets without any risk adjustment, we think is a bit misleading.

(Mike Mayo):	And I guess there’s a lot of tradeoffs. You can buy back stock or you could continue to purchase assets like you did this quarter. So how do you evaluate that tradeoff? What’s the prospect for maybe additional leveraging of the balance sheet?

Richard J. Johnson:	Well, one, we looked at a stock buyback. I think, you know, if we thought we were fairly traded today, which we don’t, that’s probably about a 12% internal rate of return. I think it’s much higher than that to buy back shares, given the fact that we feel we’re undervalued today. And then we evaluate that against deploying it into -- whether we’re buying, you know, residential mortgages or whether we’re doing other growth. In this particular quarter, we had an interesting time in that obviously a lot of people came to us for liquidity in the corporate side. So that was a great opportunity. And we also will deploy capital into our asset-based lending area, which has a terrific pipeline.

(Mike Mayo):	And last question: you said there’s a special kind of $45 million provision for Yardville in the fourth quarter?

Richard J. Johnson:	Yeah, approximately; that’s correct. We haven’t finished all the work on that yet.

(Mike Mayo):	So how do you recommend us thinking about that? Should we add that $45 million to the purchase price?

Richard J. Johnson:	Well, I’ve already included it in the purchase price and in coming up with the internal rate of return on the deal, which you recall, is 15%, so I had actually reserved for that and more associated with this. And so I would look at it as a one-time charge that is going to occur in the fourth quarter and will not repeat itself.

(Mike Mayo):	But it had been reflected kind of in their prospects for next year, now it’ll just be kind of accelerated into the fourth quarter?

Richard J. Johnson:	Well, that’s unclear; I’d have to ask them to come and own their own books and records.

(Mike Mayo):	Okay. All right, thank you.

Richard J. Johnson:	Okay.

Operator:	There are no further questions. Mr. Callihan, do you have any closing remarks?

Bill Callihan:	Well, just thank you for joining us. Jim?

James E. Rohr:	Thank you very much. It was another good quarter for PNC; we’re very pleased with it on all fronts, whether it’s growth, discipline or execution. And thank you very much for supporting us.

Operator:	Thank you for participating in today’s PNC Financial Services Group Earnings conference call. You may now disconnect.

END

ADDITIONAL INFORMATION ABOUT THE PNC/STERLING FINANCIAL CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and

Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.